ASANKO GOLD PUBLISHES
 2017 CORPORATE SOCIAL RESPONSIBILITY REPORT

Vancouver, British Columbia, May 7, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) today publishes its 2017 Corporate Social Responsibility (“CSR”) Report, which provides a detailed review of Asanko’s CSR strategy and performance during the year, including its contribution to both the local communities in which it operates and its host country, Ghana.

Peter Breese, President and CEO, said “We believe genuine sharing of the benefits generated by the mine is key to supporting economic development and growth in our local communities and host country, ultimately underpinning the future success of our business.

In 2017, we expanded the involvement of indigenous companies in our operations and awarded the open pit mining contracts for the Akwasiso and Dynamite Hill satellite deposits to locally-based companies, Thonket and Rocksure respectively. As a result, we now have Ghanaian businesses involved in every aspect of our mine, from mining contractors through to key supplies, power, fuel, to catering and transport. 99% of our workforce is Ghanaian, of which 37% are from the local communities surrounding the mine.

In 2017 our economic contribution to Ghana was just over $255 million, supporting 277 Ghanaian businesses, 78 of which are from the Ashanti region where the mine is located, with the purchase of goods and services valued at $167 million.”

To learn more about Asanko’s CSR activities, please view the 2017 CSR Report on the Company’s website: www.asanko.com.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.